Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2017

November 9, 2017

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended September 30,		Nine Months Ended September 30,
U.S. dollars	Note	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts) (As reclassified *)	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts) (As reclassified *)
Revenues	4	329,443	270,681	952,065	844,961
Expenses	4, 5
Selling		42,587	35,502	125,458	117,280
General and administrative		140,815	136,133	408,398	433,571
Financial		41,040	49,458	123,326	101,734
Gaming duty		33,396	26,829	93,583	83,682
Acquisition-related costs		—	—	—	199
Total expenses		257,838	247,922	750,765	736,466
Gain (loss) from investments		9,024	(10,589)	14,235	(14,550)
Net (loss) earnings from associates		(2,569)	(47)	(2,569)	644
Net earnings before income taxes		78,060	12,123	212,966	94,589
Income taxes expense (recovery)		2,186	(400)	856	4,078
Net earnings		75,874	12,523	212,110	90,511
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		76,082	12,675	211,987	90,953
Non-controlling interest		(208)	(152)	123	(442)
Net earnings		75,874	12,523	212,110	90,511
Basic earnings per Common Share	6	$0.52	$0.09	$1.45	$0.65
Diluted earnings per Common Share	6	$0.37	$0.06	$1.05	$0.47

* See notes 4 and 5 for further details on reclassifications.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
U.S. dollars	$000’s	$000’s	$000’s	$000’s
Net earnings	75,874	12,523	212,110	90,511
Items that are or may be reclassified to net earnings
Available-for-sale investments – gain in fair value *	16,261	3,825	32,599	9,083
Available-for-sale investments – reclassified to net earnings	(1,593)	2,181	(5,216)	2,181
Foreign continuing operations – unrealized foreign currency translation differences	(55,279)	(25,772)	(168,064)	(106,114)
Cash flow hedges – effective portion of changes in fair value †	(41,766)	(26,888)	(135,065)	(75,012)
Cash flow hedges – reclassified to net earnings †	48,083	23,962	141,604	69,620
Other comprehensive loss	(34,294)	(22,692)	(134,142)	(100,242)
Total comprehensive income (loss)	41,580	(10,169)	77,968	(9,731)
Total comprehensive income (loss) attributable to:
Shareholders of The Stars Group Inc.	41,788	(10,017)	77,845	(9,289)
Non-controlling interest	(208)	(152)	123	(442)
Total comprehensive income (loss)	41,580	(10,169)	77,968	(9,731)

* net of income tax expense of $nil and income tax recovery of $146,000 for the 2017 periods, respectively (2016 - net of income tax expense of $569,000 for both periods).

† net of income tax of $nil for the 2017 periods (2016 - $nil for both periods).

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30,	As at December 31,
		2017	2016
U.S. dollars	Note	$000’s	$000’s
ASSETS
Current assets
Cash and cash equivalents - operational		109,578	129,459
Cash and cash equivalents - customer deposits		117,612	138,225
Total cash and cash equivalents		227,190	267,684
Restricted cash advances and collateral		7,067	5,767
Current investments	7	88,641	59,977
Current investments - customer deposits		234,900	228,510
Total current investments		323,541	288,487
Accounts receivable		79,403	81,557
Inventories		447	515
Prepaid expenses and deposits		36,552	22,567
Assets held for sale	8	—	6,972
Income tax receivable		19,001	16,838
Derivatives	10	961	—
Total current assets		694,162	690,387
Non-current assets
Restricted cash advances and collateral		45,742	45,728
Prepaid expenses and deposits		20,183	20,798
Long-term accounts receivable		11,581	9,458
Long-term investments		6,973	6,921
Promissory note		—	4,827
Property and equipment		41,383	40,800
Investment tax credits receivable		2,897	1,892
Income tax receivable		20,890	—
Deferred income taxes		3,418	1,054
Derivatives	10	—	52,038
Goodwill and intangible assets		4,506,156	4,588,572
Total non-current assets		4,659,223	4,772,088
Total assets		5,353,385	5,462,475
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		127,337	135,777
Other payables		45,067	56,588
Provisions	11	21,512	212,780
Customer deposits		352,512	366,735
Income tax payable		15,966	23,616
Current maturity of long-term debt	9	5,420	47,750
Derivatives	10	—	4,922
Total current liabilities		567,814	848,168
Non-current liabilities
Long-term debt	9	2,347,564	2,380,829
Provisions	11	3,091	8,942
Derivatives	10	95,630	5,594
Income taxes payable		25,232	—
Deferred income taxes		16,882	17,214
Total non-current liabilities		2,488,399	2,412,579
Total liabilities		3,056,213	3,260,747
EQUITY
Share capital	12	1,875,428	1,862,789
Reserves	13	(92,632)	35,847
Retained earnings		514,275	302,288
Equity attributable to the owners of The Stars Group Inc.		2,297,071	2,200,924
Non-controlling interest		101	804
Total equity		2,297,172	2,201,728
Total liabilities and equity		5,353,385	5,462,475

See accompanying notes.

Approved and authorized for issue on behalf of the Board on November 9, 2017.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30, 2017 and 2016:

	Share Capital
U.S. dollars	Common Shares Number	Convertible Preferred Shares Number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 13) $000’s	Retained Earnings $000’s	Equity attributable to the owners of The Stars Group Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2016	133,426,193	1,139,249	887,014	684,386	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	90,953	90,953	(442)	90,511
Other comprehensive loss	—	—	—	—	(100,242)	—	(100,242)	—	(100,242)
Total comprehensive (loss) income	—	—	—	—	(100,242)	90,953	(9,289)	(442)	(9,731)
Issue of Common Shares in relation to exercised warrants	11,266,575	—	290,175	—	(288,981)	—	1,194	—	1,194
Issue of Common Shares in relation to exercised employee stock options	267,909	—	854	—	(209)	—	645	—	645
Stock-based compensation	—	—	—	—	8,396	—	8,396	—	8,396
Balance – September 30, 2016	144,960,677	1,139,249	1,178,043	684,386	(100,072)	257,097	2,019,454	956	2,020,410

Balance – January 1, 2017	145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings	—	—	—	—	—	211,987	211,987	123	212,110
Other comprehensive loss	—	—	—	—	(134,142)	—	(134,142)	—	(134,142)
Total comprehensive (loss) income	—	—	—	—	(134,142)	211,987	77,845	123	77,968
Issue of Common Shares in relation to Equity awards	2,426,150	—	13,132	—	(3,211)	—	9,921	—	9,921
Share cancellation	(76,437)	—	(493)	—	493	—	—	—	—
Stock-based compensation	—	—	—	—	7,914	—	7,914	—	7,914
Acquisition of non-controlling interest (Note 10)	—	—	—	—	467	—	467	(826)	(359)
Balance – September 30, 2017	147,450,840	1,139,249	1,191,043	684,385	(92,632)	514,275	2,297,071	101	2,297,172

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2017	2016
U.S. dollars	$000’s	$000’s
Operating activities
Net earnings	212,110	90,511
Dormant accounts recognized as revenue	(2,670)	(3,160)
Stock-based compensation	7,914	8,396
Interest accretion	28,072	26,574
Interest expense	90,752	99,085
Income tax expense recognized in net earnings	856	4,078
Depreciation of property and equipment	6,555	6,109
Amortization of intangible assets	95,838	93,573
Amortization of deferred development costs	6,573	3,346
Unrealized gain on foreign exchange	(9,891)	(21,103)
Unrealized (gain) loss on investments	(9,332)	7,233
(Reversal of) Impairment of assets held for sale, associates and intangible assets	(8,430)	7,285
Net loss (earnings) from associates	2,569	(644)
Gain on settlement of deferred consideration	(44)	—
Realized gain on investments	(9,155)	(634)
Income taxes paid	(8,941)	(9,164)
Changes in non-cash operating elements of working capital	(10,284)	(33,924)
Customer deposit liability movement	(22,398)	(76,481)
Other	749	561
Net cash inflows from operating activities	370,843	201,641
Financing activities
Issuance of capital stock in relation with exercised warrants	—	1,194
Issuance of capital stock in relation with exercised employee stock options	9,921	645
Interest paid	(95,620)	(99,938)
Settlement of margin	(7,602)	—
Gain on settlement of derivative	13,904	—
Transaction costs on repricing of long-term debt	(4,719)	—
Payment of deferred consideration	(197,510)	—
Repayment of long-term debt	(133,901)	(40,455)
Net cash outflows from financing activities	(415,527)	(138,554)
Investing activities
Additions in deferred development costs	(16,701)	(14,916)
Purchase of property and equipment	(5,507)	(5,265)
Acquired intangible assets	(1,484)	(6,623)
Sale (purchase) of investments	1,236	(6,631)
Cash movement into restricted cash advances and collateral	(527)	(80,231)
Settlement of minimum revenue guarantee	(7,286)	(14,230)
Settlement of promissory note	8,084	—
Net sale of investments utilizing customer deposits	4,466	14,623
Acquisition of further interests in subsidiary	(6,516)	(5,297)
Investment in associate	(2,000)	—
Proceeds on disposal of interest in associate classified as held for sale	16,127	—
Net cash outflows from investing activities	(10,108)	(118,570)
Decrease in cash and cash equivalents	(54,792)	(55,483)
Cash and cash equivalents – beginning of period	267,684	274,359
Unrealized foreign exchange difference on cash and cash equivalents	14,298	4,030
Cash and cash equivalents - end of period	227,190	222,906

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”), is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at September 30, 2017, The Stars Group had two major lines of operations within its gaming business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s real-money online, mobile and desktop client platforms.

Through Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), The Stars Group’s gaming business operates globally and conducts its principal activities from its headquarters in the Isle of Man. Through its Stars Interactive division, the Corporation ultimately owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour).

The Stars Group’s registered head office is located at 200 Bay Street, South Tower, Suite 3250, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI” and the Nasdaq Global Select Market under the symbol “TSG”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the International Accounting Standards Board, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2016 (the “2016 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2016 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars and references to “GBP” are to Great British Pounds Sterling. Unless otherwise indicated, all references to a specific “note” refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine months ended September 30, 2017. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

New significant accounting policies

Debt modification

From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the unaudited interim condensed statement of earnings immediately.

Cash flow hedges

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised and when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. The cumulative gain or loss deferred in the unaudited interim condensed statement of Other comprehensive income should be classified to the unaudited interim condensed statement of earnings in the same period during which the hedged forecast cash flows affect net earnings. Where the forecast transaction is no longer expected to occur, the cumulative gain or loss deferred in Other comprehensive income is transferred immediately to net earnings.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow more hedging strategies that are used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures in respect of risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

The Corporation intends to adopt IFRS 9 from its effective date of January 1, 2018 but is still finalizing its analysis of the expected impact on its consolidated financial statements, disclosures and related controls, specifically as applied to the classification and measurement of its currently designated available-for-sale investments, as well as the expected impact of adopting or delaying the adoption to a later date of the new hedge accounting requirements. Notwithstanding, the Corporation does not currently expect any such adoption to have a material impact on its future consolidated financial statements.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards in respect of revenue recognition. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements in IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, and the majority of other industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

The Corporation intends to adopt IFRS 15 from its effective date of January 1, 2018 but is still finalizing its analysis of the expected impact on its consolidated financial statements, disclosures and related controls. The Corporation does not currently expect such adoption to have a material impact on its future consolidated financial statements.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	SEGMENTED INFORMATION

For the three and nine months ended September 30, 2017 and 2016, the Corporation had one reportable segment, primarily related to online gaming, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. The chief operating decision makers receive business line revenue information throughout the year for the purposes of assessing their respective performance. Other gaming related sources of revenue are aggregated into “Other Gaming”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmented net earnings for the three months ended September 30, 2017:

	Three Months Ended September 30, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	221,393	95,162	12,675	329,230	213	329,443
Selling				(42,430)	(157)	(42,587)
General and administrative				(131,216)	(9,599)	(140,815)
Financial				(40,687)	(353)	(41,040)
Gaming duty				(33,396)	—	(33,396)
Gain (loss) from investments				9,404	(380)	9,024
Net loss from associates				(2,569)	—	(2,569)
Net earnings (loss) before income taxes				88,336	(10,276)	78,060
Income tax expense (recovery)				2,789	(603)	2,186
Net earnings (loss)				85,547	(9,673)	75,874

Other segmented information
Depreciation & amortization				36,626	5	36,631
Bad debt				1,977	—	1,977
Total Assets				5,333,937	19,448	5,353,385
Total Liabilities				3,038,007	18,206	3,056,213

Segmented net earnings for the three months ended September 30, 2016:

	Three Months Ended September 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	196,849	64,200	9,632	270,681	—	270,681
Selling				(35,433)	(69)	(35,502)
General and administrative				(122,778)	(13,355)	(136,133)
Financial				(47,271)	(2,187)	(49,458)
Gaming duty				(26,829)	—	(26,829)
Gain (loss) from investments				670	(11,259)	(10,589)
Net loss from associates				—	(47)	(47)
Net earnings (loss) before income taxes				39,040	(26,917)	12,123
Income taxes recovered				(385)	(15)	(400)
Net earnings (loss)				39,425	(26,902)	12,523

Other segmented information
Depreciation & amortization				35,299	146	35,445
Bad debt				683	—	683
Total Assets				5,508,810	73,987	5,582,797
Total Liabilities				3,529,888	32,499	3,562,387

Segmented net earnings for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	642,946	271,504	37,291	951,741	324	952,065
Selling				(125,196)	(262)	(125,458)
General and administrative				(374,406)	(33,992)	(408,398)
Financial				(122,192)	(1,134)	(123,326)
Gaming duty				(93,583)	—	(93,583)
Gain from investments				9,275	4,960	14,235
Net loss from associates				(2,569)	—	(2,569)
Net earnings (loss) before income taxes				243,070	(30,104)	212,966
Income tax expense (recovery)				1,063	(207)	856
Net earnings (loss)				242,007	(29,897)	212,110

Other segmented information
Depreciation & amortization				108,814	152	108,966
Bad debt				5,316	—	5,316
Total Assets				5,333,937	19,448	5,353,385
Total Liabilities				3,038,007	18,206	3,056,213

Segmented net earnings for the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	628,845	183,929	32,082	844,856	105	844,961
Selling				(117,062)	(218)	(117,280)
General and administrative				(385,388)	(48,183)	(433,571)
Financial				(106,082)	4,348	(101,734)
Gaming duty				(83,682)	—	(83,682)
Acquisition-related costs				(199)	—	(199)
Loss from investments				(1,535)	(13,015)	(14,550)
Net earnings from associates				—	644	644
Net earnings (loss) before income taxes				150,908	(56,319)	94,589
Income taxes expense (recovery)				4,120	(42)	4,078
Net earnings (loss)				146,788	(56,277)	90,511

Other segmented information
Depreciation & amortization				102,589	439	103,028
Bad debt				2,950	169	3,119
Total Assets				5,508,810	73,987	5,582,797
Total Liabilities				3,529,888	32,499	3,562,387

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three or nine months ended September 30, 2017 or 2016, as applicable, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

	Three Months Ended September 30, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	84,606	4,443	—	89,049	—	89,049
Malta	54,733	57,063	1	111,797	—	111,797
Italy	20,363	13,289	142	33,794	—	33,794
United Kingdom	14,602	4,302	67	18,971	—	18,971
Spain	13,046	9,087	164	22,297	—	22,297
France	13,220	2,491	127	15,838	—	15,838
Other licensed or approved jurisdictions	20,823	4,487	12,174	37,484	213	37,697
	221,393	95,162	12,675	329,230	213	329,443

	Three Months Ended September 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	79,749	4,450	2	84,201	—	84,201
Malta	52,959	40,031	3	92,993	—	92,993
Italy	17,668	8,519	146	26,333	—	26,333
United Kingdom	13,261	2,799	86	16,146	—	16,146
Spain	10,826	5,825	153	16,804	—	16,804
France	10,016	886	133	11,035	—	11,035
Other licensed or approved jurisdictions	12,370	1,690	9,109	23,169	—	23,169
	196,849	64,200	9,632	270,681	—	270,681

	Nine Months Ended September 30, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	255,960	22,577	—	278,537	—	278,537
Malta	155,895	159,339	1	315,235	—	315,235
Italy	60,097	35,817	442	96,356	—	96,356
United Kingdom	40,962	10,541	200	51,703	—	51,703
Spain	34,116	24,163	502	58,781	—	58,781
France	36,359	6,027	385	42,771	—	42,771
Other licensed or approved jurisdictions	59,557	13,040	35,761	108,358	324	108,682
	642,946	271,504	37,291	951,741	324	952,065

	Nine Months Ended September 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	251,190	10,666	2	261,858	—	261,858
Malta	173,247	119,931	3	293,181	—	293,181
Italy	57,699	21,346	447	79,492	—	79,492
United Kingdom	43,319	9,932	283	53,534	—	53,534
Spain	30,456	17,453	468	48,377	—	48,377
France	38,182	1,212	413	39,807	—	39,807
Other licensed or approved jurisdictions	34,752	3,389	30,466	68,607	105	68,712
	628,845	183,929	32,082	844,856	105	844,961

The Corporation reclassified interest revenue previously included within “Revenue”, to “Gain from investments” totaling $0.16 million and $0.49 million for the three months and nine months ended September 30, 2016, respectively. The Corporation has determined that the impact of these corrections is immaterial.

The Corporation’s effective corporate income tax rate for the three and nine months ended September 30, 2017, excluding prior year adjustments, was 2.8% and 2.6%, respectively, as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duty, VAT and employment taxes.

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at September 30,	As at December 31,
	2017	2016
	$000’s	$000’s
Geographic Area
Canada	48,757	39,993
Isle of Man	4,476,806	4,567,314
Malta	—	—
Italy	37	47
United Kingdom	7,528	6,380
Other licensed or approved jurisdictions	14,411	15,638
	4,547,539	4,629,372

5.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 $000’s	2016 $000’s (As reclassified)	2017 $000’s	2016 $000’s (As reclassified)
Financial
Interest and bank charges	38,432	43,909	120,999	126,288
Foreign exchange loss (gain)	2,608	5,549	2,327	(24,554)
	41,040	49,458	123,326	101,734
General and administrative
Processor costs	17,446	13,826	50,784	40,938
Office	20,631	16,885	57,709	54,423
Salaries and fringe benefits	45,101	43,552	122,719	139,842
Research and development salaries	6,030	6,441	18,513	22,160
Stock-based compensation	3,298	1,978	7,914	8,396
Depreciation of property and equipment	2,178	2,119	6,555	6,109
Amortization of deferred development costs	2,397	1,207	6,573	3,346
Amortization of intangible assets	32,056	32,119	95,838	93,573
Professional fees	10,481	16,550	44,308	53,818
(Reversal of) Impairment of assets held for sale, associates and intangible assets	(1,118)	527	(8,430)	7,285
Bad debt	1,977	683	5,316	3,119
Loss on disposal of assets	338	246	599	562
	140,815	136,133	408,398	433,571

Selling
Marketing	34,754	30,845	103,528	103,247
Royalties	7,833	4,657	21,930	14,033
	42,587	35,502	125,458	117,280

Gaming duty	33,396	26,829	93,583	83,682

Acquisition-related costs
Professional fees	—	—	—	199
	—	—	—	199

The Corporation changed the presentation of certain items within its unaudited interim condensed consolidated statement of earnings for the comparative period to conform to the current year’s presentation. The Corporation reclassified travel and entertainment costs previously included within “Selling” expenses to “Office” expenses. The Corporation has determined that the impact of this correction is immaterial. The Corporation also segregated Selling expenses into “Marketing” and “Royalties” in order to provide a better understanding to the readers of the distribution of expenses within Selling expenses. None of these reclassifications had a net earnings impact on the unaudited interim condensed consolidated statement of earnings.

During the nine months ended September 30, 2017, the Corporation received $5.77 million in indemnification proceeds from the sellers of Stars Interactive Group for gaming duty, professional fees and taxes owed for periods prior to the Corporation’s acquisition of Stars Interactive Group on August 1, 2014 (the “Stars Interactive Group Acquisition”). The amounts received from the sellers were classified as Gaming duty, Professional fees and Income taxes. In addition, the Corporation received a refund of $2.85 million in taxes and penalties from the Belgian tax authorities, and insurance indemnification proceeds of $2.91 million in respect of Autorité des marchés financiers (AMF) and other investigation professional fees.  The amount received from the Belgian tax authorities was classified as Income taxes and the insurance indemnification was classified as Professional fees.

6.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Numerator
Numerator for basic and diluted earnings per Common Share – net earnings	$76,082,000	$12,675,000	$211,987,000	$90,953,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	147,350,920	144,913,919	146,537,015	140,269,005
Effect of dilutive securities
Stock options	633,675	1,992,867	551,799	1,562,738
Performance share units	51,709	—	—	—
Deferred stock units	29,664	—	—	—
Restricted share units	30,017	—	—	—
Warrants	598,121	224,933	503,937	—
Convertible Preferred Shares	56,105,903	52,885,194	55,204,201	52,034,652
Effect of dilutive securities	57,449,089	55,102,994	56,259,937	53,597,390
Dilutive potential for diluted earnings per Common Share	204,800,009	200,016,913	202,796,952	193,866,395
Basic earnings per Common Share	$0.52	$0.09	$1.45	$0.65
Diluted earnings per Common Share	$0.37	$0.06	$1.05	$0.47

7.	CURRENT INVESTMENTS

As at September 30, 2017, the Corporation had beneficial ownership of 5,617,716 ordinary shares (the “NYX Ordinary Shares”) of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), 40,000 exchangeable preferred shares (the “NYX Sub Preferred Shares”) of NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”), and 1,363,636 NYX Ordinary Share purchase warrants (the “NYX Warrants”). The NYX Sub Preferred Shares are exchangeable into NYX Ordinary Shares with the exchange ratio subject to adjustment every six months. Each NYX Warrant has an exercise price of $3.50 and is exercisable into the same number of NYX Ordinary Shares.

During the three months ended September 30, 2017, a wholly-owned subsidiary of the Corporation entered into a support agreement (the “Support Agreement”) with Scientific Games Corporation (“Scientific Games”) relating to the proposed acquisition by Scientific Games of all outstanding NYX Ordinary Shares. Pursuant to the Support Agreement, the subsidiary has agreed, among other things, to vote all of the NYX Ordinary Shares held by it in favor of the approval of the proposed acquisition by Scientific Games and against any competing acquisition proposal and not to sell or dispose of its securities of NYX Gaming Group until the completion of the same or the termination of the Support Agreement. The ownership interests continue to be treated as current investments.

Refer to note 14 with respect to the valuation of these current investments.

8.	ASSETS HELD FOR SALE

In connection with the Corporation’s ownership of approximately 40% of the issued and outstanding common shares of Innova Gaming Group Inc. (TSX: IGG) (“Innova”), senior management committed to a plan to sell its ownership in Innova and classified the investment as assets held for sale during the three months ended December 31, 2016. During the three months ended September 30, 2017, the Corporation completed the sale of all of its ownership of the issued and outstanding common shares in Innova for an amount of CDN $20.5 million ($16.1 million).

9.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at September 30, 2017 and December 31, 2016 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	September 30, 2017, Principal outstanding balance in local denominated currency	September 30, 2017 Carrying amount	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	4.80%	1,900,515	1,850,252	2,021,097	1,965,929
EUR First Lien Term Loan	3.75%	383,202	447,264	286,143	296,197
USD Second Lien Term Loan	8.30%	95,000	55,468	210,000	166,453
Total long-term debt			2,352,984		2,428,579
Current portion			5,420		47,750
Non-current portion			2,347,564		2,380,829

During the three months ended September 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.57%	18,737	2,975	21,712
EUR First Lien Term Loan	4.09%	4,396	335	4,731
USD Second Lien Term Loan	15.19%	3,791	1,373	5,164
Total		26,924	4,683	31,607

During the three months ended September 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	24,365	2,824	27,189
EUR First Lien Term Loan	5.68%	4,329	269	4,598
USD Second Lien Term Loan	13.26%	4,293	1,262	5,555
Total		32,987	4,355	37,342

During the nine months ended September 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.52%	57,862	8,812	66,674
EUR First Lien Term Loan	4.46%	12,506	927	13,433
USD Second Lien Term Loan	13.90%	12,315	4,015	16,330
Total		82,683	13,754	96,437

During the nine months ended September 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	72,358	5,266	77,624
EUR First Lien Term Loan	5.68%	12,881	1,021	13,902
USD Second Lien Term Loan	13.26%	12,788	3,638	16,426
CDN 2013 Debentures	14.10%	—	125	125
Total		98,027	10,050	108,077

The Corporation’s debt balance as at September 30, 2017 was as follows:

		Cash		Non-cash
	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,965,928	(120,582)	(3,906)	8,812	—	1,850,252	7,222	1,843,030
EUR First Lien Term Loan	296,198	101,681	(829)	927	49,287	447,264	3,268	443,996
USD Second Lien Term Loan	166,453	(115,000)	—	4,015	—	55,468	(5,070)	60,538
Total	2,428,579	(133,901)	(4,735)	13,754	49,287	2,352,984	5,420	2,347,564

The Corporation’s debt balance as at December 31, 2016 was as follows:

		Cash		Non-cash
	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,978,763	(20,587)	—	7,752	—	1,965,928	45,848	1,920,080
EUR First Lien Term Loan	307,584	(3,204)	—	1,241	(9,423)	296,198	7,512	288,686
USD Second Lien Term Loan	161,524	—	—	4,929	—	166,453	(5,610)	172,063
CDN 2013 Debentures	21,556	(22,561)	—	—	1,005	—	—	—
Total	2,469,427	(46,352)	—	13,922	(8,418)	2,428,579	47,750	2,380,829

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	19,443	19,443	19,443	1,842,187	—
EUR First Lien Term Loan	4,632	4,632	4,632	438,855	—
USD Second Lien Term Loan	—	—	—	—	95,000
Total	24,075	24,075	24,075	2,281,042	95,000

(a)	First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the Stars Interactive Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Giving effect to a previously disclosed refinancing in August 2015 (the “Refinancing”), and the Repricing (as defined below), as at September 30, 2017, the first lien term loans consisted of a $1.96 billion first lien term loan priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and a €392 million seven-year first lien term loan priced at Euribor plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), with 1.00% LIBOR and 0% Euribor floors, respectively, and each repayable on August 22, 2021. Also giving effect to the Refinancing, Repricing and Prepayments (as defined below), as at September 30, 2017, the second lien term loan consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien

Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with a 0% Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million. The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

The Repricing has been accounted for as a debt modification as the terms of the amended credit agreement were not considered to be substantially different than the previous terms and as a result there was no significant impact on the carrying amount.

On August 8, 2017, and September 20, 2017, the Corporation made principal prepayments without penalty (the “Prepayments”) of $40 million and $75 million, respectively, under the USD Second Lien Term Loan using cash on its balance sheet, cash flow from operations, or a combination thereof.

First Lien Term Loans

Except as set forth above, the Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Stars Group Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts Stars Group Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing and Prepayments, the principal balance of the USD Second Lien Term Loan decreased to $95 million, as at September 30, 2017. The applicable and effective interest rates are noted on the tables above.

(b)2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “CDN 2013 Debentures”) and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

10.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a

3.5% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate at 1.1102 and fix the Euro interest payments at an average rate of 4.6016%.

In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Swap Agreements”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate at 1.094 and fix the Euro interest payments at an average rate of 4.657%. During the nine months ended September 30, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.9 million.

As part of the Repricing, the Corporation reduced the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. An amount of $12.43 million was recognized as Financial expenses during the nine months ended September 30, 2017 relating to the amortization of the Other comprehensive income balance brought forward from the previous hedge accounting relationship.

During the three and nine months ended September 30, 2017 and 2016, there was no ineffectiveness with respect to the cash flow hedge.

During the three and nine months ended September 30, 2017, $4.62 million and $12.06 million, respectively (September 30, 2016 - $1.51 million and $4.61 million, respectively) was reclassified from “Reserves” to the unaudited interim condensed consolidated statement of earnings as Financial expenses.

The fair value of the Swap Agreements in hedging relationships included in the derivative liabilities of the Corporation as at September 30, 2017 was $95.63 million (derivative assets at December 31, 2016 – $52.04 million).

Net investment hedge accounting

During the period ended September 30, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred consideration (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. During the three and nine months ended September 30, 2017, there was no ineffectiveness with respect to the net investment hedge.

For the three and nine months ended September 30, 2017, the Corporation recorded an unrealized exchange loss on translation of $30.56 million and $122.90 million, respectively (for the three and nine months ended September 30, 2016 – a gain of $6.82 million and a loss of $6.29 million, respectively) in the “Cumulative translation adjustment” in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC (“Stars Fantasy”), the operator of, among other things, the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers had the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. During the nine months ended September 30, 2017, the Corporation acquired the remaining equity interests from the sellers. The derivative as at September 30, 2017 was $nil (December 31, 2016 - $5.59 million).

The following table summarizes the fair value of derivatives as at September 30, 2017 and December 31, 2016 and the change in fair value for the nine months ended September 30, 2017 and year ended December 31, 2016:

Derivative Assets	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Currency options $000's	Total $000's
Opening balance, as at January 1, 2016	4,012	9,473	—	13,485
Unrealized (loss) gain in fair value	(4,012)	42,565	—	38,553
Total derivative asset as at December 31, 2016	—	52,038	—	52,038
Acquisition	—	—	906	906
Realized (gain) loss	—	(13,904)	902	(13,002)
Settlement		—	404	404
Unrealized loss in fair value	—	(38,134)	(1,251)	(39,385)
Total derivative asset as at September 30, 2017	—	—	961	961
Current portion	—	—	961	961
Non-current portion	—	—	—	—

Derivative Liabilities	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2016	2,184	16,538	6,102	24,824
Unrealized loss (gain) in fair value	3,106	(16,538)	(815)	(14,247)
Accretion	—	—	307	307
Translation	(368)	—	—	(368)
Total derivative liability as at December 31, 2016	4,922	—	5,594	10,516
Unrealized (gain) loss in fair value	(1,736)	95,929	—	94,193
Realized loss on settlement	(2,919)	—	—	(2,919)
Settlement	(177)	—	(5,594)	(5,771)
Translation	(90)	(299)	—	(389)
Total derivative liability as at September 30, 2017	—	95,630	—	95,630
Current portion	—	—	—	—
Non-current portion	—	95,630	—	95,630

11. PROVISIONS

The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred consideration primarily relating to the deferred payment for the Stars Interactive Group Acquisition and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and CryptoLogic Ltd., to NYX Gaming Group and NYX Sub (the “Chartwell/Cryptologic Sale”), and the initial public offering (the “Innova Offering”) of Innova.

The purchase price for the Stars Interactive Group Acquisition included a deferred payment of $400 million payable on February 1, 2017. The Corporation paid the remaining balance in full during the nine months ended September 30, 2017. The fair value of the deferred payment as at September 30, 2017 of $nil (December 31, 2016 - $195.51 million) is recorded in Provisions.

The carrying amounts and the movements in the provisions during the periods ended September 30, 2017 and December 31, 2016 are as follows:

	Player bonuses and jackpots $000’s	Deferred consideration (*) $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance at January 1, 2016	2,688	382,728	19,395	1,087	405,898
Additional provision recognized	13,885	—	5,762	4,613	24,260
Payments	(15,013)	(200,000)	(8,998)	(5,700)	(229,711)
Accretion of discount	—	22,277	1,095	—	23,372
Gain on settlement of deferred consideration	—	(2,466)	—	—	(2,466)
Foreign exchange translation losses (gains)	11	(24)	382	—	369
Balance at December 31, 2016	1,571	202,515	17,636	—	221,722
Adjustment to provision recognized	35,960	(815)	(379)	—	34,766
Payments	(29,767)	(197,510)	(7,286)	—	(234,563)
Accretion of discount	—	2,048	673	—	2,721
Reclassification	(1,444)	—	—	—	(1,444)
Foreign exchange translation losses	123	62	1,216	—	1,401
Balance at September 30, 2017	6,443	6,300	11,860	—	24,603

Current portion at December 31, 2016	1,571	202,515	8,694	—	212,780
Non-current portion at December 31, 2016	—	—	8,942	—	8,942
Current portion at September 30, 2017	6,443	6,300	8,769	—	21,512
Non-current portion at September 30, 2017	—	—	3,091	—	3,091

(*) The closing provision of $6.30 million as at September 30, 2017 is contingent on future events.

12.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series.

As at September 30, 2017, the Preferred Shares are convertible into 58,387,948 Common Shares (as at December 31, 2016 –54,750,496).

During the nine months ended September 30, 2017:

•

the Corporation issued 2,426,150 Common Shares for cash consideration of $9.92 million as a result of the exercise of equity awards. The exercised stock options were initially valued at $3.21 million. Upon the exercise of such equity awards, the value originally allocated to the equity awards in reserves was reallocated to the Common Shares so issued.

•	the Corporation cancelled 76,437 shares related to the acquisition of Chartwell in 2011 that were unclaimed and surrendered to the Corporation.

13.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Equity awards $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2016	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	22,969	—	—	—	22,969
Stock-based compensation	—	10,289	—	—	—	—	—	10,289
Exercise of warrants	(288,982)	—	—	—	—	—	—	(288,982)
Exercise of stock options	—	(294)	—	—	—	—	—	(294)
Realized losses (gains)	—	—	—	—	4,394	(42,263)	—	(37,869)
Unrealized (gains) losses	—	—	—	—	(2,095)	50,865	—	48,770
Balance – December 31, 2016	14,638	31,142	(30,035)	77,171	(9,983)	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	(165,617)	—	—	—	(165,617)
Stock-based compensation	—	7,914	—	—	—	—	—	7,914
Exercise of equity awards	—	(3,211)	—	—	—	—	—	(3,211)
Realized (gains) losses	—	—	—	—	(5,216)	139,157	—	133,941
Unrealized losses (gains)	—	—	—	—	32,599	(135,065)	—	(102,466)
Reclassification (See below)	50	—	—	(11,314)	9,196	2,447	(379)	—
Other	—	—	493	—	—	5,594	(5,127)	960
Balance – September 30, 2017	14,688	35,845	(29,542)	(99,760)	26,596	(36,202)	(4,257)	(92,632)

During the nine months ended September 30, 2017, the principal reclassification made by the Corporation was $9.19 million from the Cumulative translation adjustments reserve to the “Available-for-sale investments” reserve to correct an error in the recording of the change in valuation of the Available-for-sale investments as at December 31, 2015.  The reclassification in the period does not impact the Corporation’s net assets as at December 31, 2015 or December 31, 2016 or Net earnings for the years ending December 31, 2015 or December 31, 2016.  There was also no impact to Total comprehensive income as reported for the year ending December 31, 2015. For the year ending December 31, 2015, the loss in fair value reported in the Available-for-sale investments in Other comprehensive income of $17.02 million was overstated by $9.19 million and the unrealized foreign currency translation gain from continuing operations reported as $81.58 million was overstated by $9.19 million.

14.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of September 30, 2017 and December 31, 2016:

	As at September 30, 2017
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	18,451	18,451	—	—
Bonds - Available for sale	117,838	117,838	—	—
Equity in quoted companies - Available for sale, fair value through profit/loss	187,252	169,481	17,771	—
Equity in private companies - Available for sale	6,973	—	—	6,973
Derivatives	961	—	961	—
Total financial assets	331,475	305,770	18,732	6,973

Derivatives	95,630	—	95,630	—
Provisions	11,860	—	—	11,860
Total financial liabilities	107,490	—	95,630	11,860

	As at December 31, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	58,518	58,518	—	—
Bonds - Available for sale	98,605	98,605	—	—
Debentures- Fair value through profit/loss	7,556	—	7,556	—
Equity in quoted companies - Available for sale	123,808	115,480	—	8,328
Equity in private companies - Available for sale	6,921	—	—	6,921
Derivatives	52,038	—	52,038	—
Total financial assets	347,446	272,603	59,594	15,249

Derivatives	10,516	—	4,922	5,594
Provisions	213,141	—	—	213,141
Total financial liabilities	223,657	—	4,922	218,735

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of September 30, 2017, and December 31, 2016 are as follows:

	As at September 30, 2017
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
First Lien Term Loans	2,366,116	2,366,116	—	—
USD Second Lien Term Loan	95,238	95,238	—	—
Total financial liabilities	2,461,354	2,461,354	—	—

	As at December 31, 2016
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	4,827	—	—	4,827
Total financial assets	4,827	—	—	4,827

First Lien Term Loans	2,336,792	2,336,792	—	—
USD Second Lien Term Loan	209,870	209,870	—	—
Total financial liabilities	2,546,662	2,546,662	—	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred as part of its periodic review of fair values. There were transfers out of Level 3 and into Level 2 during the nine months ended September 30, 2017 in respect of NYX Sub Preferred Shares (see Level 3 fair value table below).

Valuation of Level 2 fair values

Derivative Financial Instruments

Currently, the Corporation uses cross currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward and option contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as option volatility.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 (excluding, as at December 31, 2016, the put option in relation to Stars Fantasy) of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of September 30, 2017 and December 31, 2016, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The put option in relation to Stars Fantasy, previously classified as level 3 in the fair value hierarchy, was settled in the nine months ended September 30, 2017.

NYX Sub Preferred Shares

As a result of the proposed acquisition of NYX Gaming Group by Scientific Games described in note 7 above, the Corporation changed its valuation methodology for NYX Sub Preferred Shares from a binomial valuation approach to a net present value approach using a discount rate of 2.3%, based on the offer price from Scientific Games. Prior to transfer during the three months ended September 30, 2017, this investment was classified as a Level 3 financial asset (2016: Level 3 financial asset).

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at September 30, 2017, and December 31, 2016 for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

-

Equity in private companies (Level 3 Asset): Given the nature of the investee’s business, there is no readily available market data to carry an extensive valuation. The Corporation assesses for impairment on an annual basis using latest management budgets, long-term revenue growth rates and pre-tax operating margins. The carrying amount approximates the fair value.

-	Promissory note (Level 3 Promissory note): The Corporation received the full balance of the Promissory note during the nine months ended September 30, 2017 (2016 – 11.3% discount rate).
-

Deferred consideration (Level 3 Liability): The Corporation paid the remaining balance of the deferred consideration for the Stars Interactive Group Acquisition in full during the nine months ended September 30, 2017 (2016 – 6% discount rate).

-	Stars Fantasy put option (Level 3 Liability): See note 10 above for the applicable description. The option was exercised during the nine months ended September 30, 2017 (2016 – 5.7% discount rate).
-

Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2016 – 5.7% discount rate).

-

Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the “Licensing Agreement”). The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2016 – 5.7% and 9%, respectively).

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2016	27,679	7,700
Loss included in income from investments	(14,124)	—
Interest and accretion included in income from investments and financial expenses	—	888
Purchases	11,754	—
Sales	(2,566)	—
Reclassification	501	—
Conversion of Level 3 instruments	(8,377)	—
Loss on settlement	—	(3,761)
Unrealized gain included in other comprehensive income	382	—
Balance – December 31, 2016	15,249	4,827
Gain included in income from investments	(398)	—
Interest accretion included in financial expenses	—	256
Gain on settlement	—	3,001
Settlement of promissory note	—	(8,084)
Unrealized gain included in other comprehensive income	648	—
Transfer out of Level 3 (see notes above)	(8,526)	—
Balance – September 30, 2017	6,973	—

Level 3 Liability
$000’s
Balance – January 1, 2016	399,202
Accretion	23,167
Repayment of deferred consideration	(200,000)
Gain on settlement of deferred consideration	(2,466)
Acquisition through business combinations	5,299
Payments	(7,309)
Additional provision	465
Translation	377
Balance – December 31, 2016	218,735
Accretion	2,721
Repayment of deferred consideration	(197,510)
Settlement of put liability	(5,638)
Payments	(7,286)
Adjustment to provision	(379)
Translation	1,217
Balance – September 30, 2017	11,860

15.	CONTINGENT LIABILITIES

During the three months ended June 30, 2017, the Corporation received a letter regarding a possible tax assessment related to transfer pricing with respect to one of its subsidiaries for periods prior to the Stars Interactive Group Acquisition. The letter was not a formal assessment by the relevant tax authority and the Corporation has challenged the assertions made in the letter. The Corporation does not yet know whether it will receive a formal assessment in the future or if received, exactly what the amount of such assessment will be or on what basis it would be made. The Corporation currently estimates that any economic outflow would not be material to the financial statements and does not consider any economic outflow to be probable. Consequently, the Corporation has not recorded any provision with respect to any such potential tax assessment for the period ended September 30, 2017.